UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FT VEST TOTAL RETURN INCOME FUND: SERIES A4

(Name of Subject Company (Issuer))

FT VEST TOTAL RETURN INCOME FUND: SERIES A4

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

December 19, 2025

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	SUMMARY TERM SHEET.

•	FT Vest Total Return Income Fund: Series A4 (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 10.00% of the net assets of the Fund (or approximately $9,300,000, or approximately 393,741 Shares outstanding as of November 28, 2025) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the class of security that is the subject of the Offer, and includes all or some of a Shareholder’s Shares as the context requires. As of the close of business on November 28, 2025, there were approximately $92,114,432 (or 3,899,914 Shares) outstanding in capital of the Fund. The net asset value as of the close of business on November 28, 2025 was $23.62 per Share. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on January 20, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s board of trustees (the “Board of Trustees” and the members thereof, “Trustees”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of January 30, 2026, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Because the Fund’s fiscal year after the Valuation Date will end on December 31, 2025, the Fund expects that the audit will be completed by the end of February 2026.

•	A 2.00% repurchase fee generally applies to any repurchase of Shares from a Shareholder in the first year of each Designated Period (as defined in the Private Placement Memorandum). A Shareholder may tender all of its Shares or some of its Shares. The Fund’s board of trustees (the “Board of Trustees,” and the members thereof, the “Trustees”) has determined to waive the repurchase fee with respect to the Offer, having determined that doing so is in the best interests of the Fund and Shareholders. The waiver applies uniformly to all Shareholders regardless of share class. The waiver, as well as any future scheduled variations of, or elimination of the early repurchase fee, will be applied consistent with the requirements of Rule 22d-1 under the Investment Company Act. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $25,000 (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from such Shareholder so that the required minimum capital account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund before prorating other amounts. See Item 4(a)(1)(ii).

•	Shares will be repurchased on a “first-in, first-out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

•	The Fund will make the payment within approximately 5 business days from the Valuation Date.

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	The Fund will accept the total number of Shares tendered in connection with required minimum distributions from an individual retirement account (“IRA”) or other qualified retirement plan. It is the Shareholder’s obligation to both notify and provide the Fund with supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

•	Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on January 20, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.

•	If a Shareholder would like the Fund to purchase all or some of its Shares, they should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to FT Vest Total Return Income Fund: Series A4, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on January 20, 2026 (or if the Offer is extended by any later Notice Due Date). The value of the Shares may change between November 28, 2025 (the date as of which net asset value included herein was calculated) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMBFS, at (877) 779-1999 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also note that although the Offer is scheduled to expire on January 20, 2026, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through the Valuation Date, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

Item 2.	ISSUER INFORMATION.

(a) The name of the issuer is “FT Vest Total Return Income Fund: Series A4.” The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and its telephone number is (877) 779-1999.

(b) The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund. As of the close of business on November 28, 2025, the net asset value of the Fund was $23.62 per Share. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 10.00% of the net assets of the Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated July 8, 2024 (as it may be amended from time to time, the “Declaration of Trust”).

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “FT Vest Total Return Income Fund: Series A4.” The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and the telephone number is (877) 779-1999. The Fund’s investment objective is to achieve attractive risk-adjusted returns through a combination of a high level of current income and potential (although limited) long-term capital appreciation, while attempting to mitigate the risk of loss of principal. The investment adviser of the Fund is First Trust Capital Management L.P. (the “Investment Adviser”). Vest Financial LLC serves as sub-adviser to the Fund (the “Sub-Adviser” and, together with the Investment Adviser, the “Advisers”). The principal executive office of the Investment Adviser is located at 225 W. Wacker Drive, 21st Floor, Chicago, Illinois 60606. The principal executive office of the Sub-Adviser is located at 8350 Broad St., Suite 240, McLean, Virginia 22102. The trustees on the Board of Trustees are Terrance P. Gallagher, David G. Lee, Robert Seyferth, and Gary E. Shugrue. Their address is c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212.

Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i)     Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 10.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on January 20, 2026 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)             The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on January 30, 2026, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

A 2.00% repurchase fee generally applies to any repurchase of Shares from a Shareholder in the first year of each Designated Period (as defined in the Private Placement Memorandum). A Shareholder may tender all or some of its Shares. The Fund’s board of trustees (the “Board of Trustees,” and the members thereof, the “Trustees”) has determined to waive the repurchase fee with respect to the Offer, having determined that doing so is in the best interests of the Fund and Shareholders. The waiver applies uniformly to all Shareholders regardless of share class. The waiver, as well as any future scheduled variations of, or elimination of the early repurchase fee, will be applied consistent with the requirements of Rule 22d-1 under the Investment Company Act. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $25,000 (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. The Fund will make the payment within approximately 5 business days from the Valuation Date.

The purchase amount will be paid entirely in cash.

(iii)            The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on January 20, 2026. Shareholders who desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv)            Not applicable.

(v)             At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated December 19, 2025, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)            Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, January 20, 2026 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.

(vii)           Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on January 20, 2026 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)          For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)            If Shares in excess of 10.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act of 1934, as amended (the “Exchange Act”); or (b) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)             The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Advisers being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Advisers would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

(xi)            Not applicable.

(xii)           The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of its Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2)  Not applicable.

(b) Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the “SEC”) (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Shareholder in advance of subscribing for Shares, and the Declaration of Trust provide that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Registration Statement also states that the Investment Adviser anticipates recommending to the Board of Trustees that the Fund offer to repurchase interests from its Shareholders at least annually every twelfth month after the initial closing date for subscriptions each year. The Fund commenced operations on January 24, 2025 and has previously made no offers to purchase Shares from Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Advisers or any member of the Board of Trustees or any person controlling the Fund, the Advisers or the Board of Trustees; and (ii) any other person, with respect to the Shares.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Declaration of Trust.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Declaration of Trust. The Fund currently expects that it will accept subscriptions for Shares every second year after the initial closing date for subscriptions, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

(c) None of the Fund, the Advisers or the Board of Trustees or any person controlling the Fund, the Advisers or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares every second year after the initial closing date for subscriptions and from time to time in the discretion of the Board of Trustees), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 10.00% of the net assets of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash and/or liquid securities in an amount equal to the aggregate estimated unpaid dollar amount.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Advisers or the Board of Trustees or any person controlling the Fund, the Advisers or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from proceeds from the sale of portfolio holdings.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)   As of November 28, 2025, the Investment Adviser held four shares (approximately 0.00% of all shares) in the Fund. As of November 28, 2025, none of the Fund’s Trustees or officers held any shares.

(b)  Other than the acceptance of subscriptions as of January 24, 2025, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Advisers, any member of the Board of Trustees or any person controlling the Fund, the Advisers or the Board of Trustees.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations on January 24, 2025. Reference is made to the following financial statements of the Fund and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Unaudited Financial Statements for the Period Ended June 30, 2025, previously filed with the SEC on Form N-CSR on September 8, 2025.

(2)           The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per Share information.

(3)	Not applicable.

(4)	Net asset value per Share $23.62 (11/28/25)

(c)	The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.	Calculation of Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FT VEST TOTAL RETURN INCOME FUND: SERIES A4

By:	/s/ Michael Peck
Name: Michael Peck
Title: President

December 19, 2025

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.	Calculation of Filing Fee Tables.